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                               June 9, 2022

       David Hsu
       Chief Executive Officer
       SolarMax Technology, Inc.
       3080 12th Street
       Riverside, California 92507

                                                        Re: SolarMax
Technology, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 16,
2022
                                                            CIK No. 0001519472

       Dear Mr. Hsu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted May 16, 2022

       General

   1. Please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks
related to civil liabilities due to some of your officers and directors being located outside
the United States, including China. Please disclose that it will be more difficult to
enforce liabilities and enforce judgments on those individuals. For example, revise to
discuss more specifically the limitations on investors being able to effect service of
process and enforce civil liabilities in china, and cost and time constraints. Also,
please revise your risk factor on page 49, consistent with the separate section.
 David Hsu
FirstName  LastNameDavid
SolarMax Technology, Inc. Hsu
Comapany
June 9, 2022NameSolarMax Technology, Inc.
June 9,
Page 2 2022 Page 2
FirstName LastName
2. Please update the disclosure throughout the prospectus as of the most recent practicable date. For instance, we note the disclosure on pages 31 and 97 that your contractor license expires on December 31, 2021, the disclosure on page 52 that your qualification certificate expires March 4, 2021, and the disclosure on page 96 regarding liquidated damages if you don't complete a public offering by May 12, 2017. Please also update generally to reflect the changes since the prior registration statement was filed. For instance, we note the disclosure on page 57 that Ching Liu is your executive vice president, chief strategy officer and treasurer; however, the management section no longer reflects her as an executive officer. Similarly, we note the disclosure on page 74 that "We expect that the
         China segment will continue to generate both higher revenue and a lower gross margin than the United States segment in the future, resulting in the China segment continuing to have a negative impact on our consolidated gross margin." However, we note the first risk factor on page 16 regarding the inability to develop new business in China and the disclosure on page 94 that regarding the China segment you do not have any agreements or understandings and cannot give any assurance that you will be able to develop any significant revenue, if any, from this type of project.
Permission required to obtain from Chinese authorities to operate and issuer securities to foreign investors, page 9

3. Please disclose how you determined that you are not required to obtain any permissions or approvals from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. To the extent you are relying upon the opinion of counsel, please identify counsel in the disclosure and file their consent as an exhibit.
         Please also reconcile the disclosure in this section regarding the lack of permissions and approvals from Chinese authorities to operate your business with disclosure elsewhere, including the risk factors section, regarding licenses required to operate in China.
Use of Proceeds, page 62

4. We note that the proceeds may be used for working capital and other corporate purposes, including payment of short term debt. Please clarify the amount allocated to the repayment of debt and to the extent the proceeds may not be sufficient to repay all the debt, please clearly disclose the amount allocated to each debt, for instance the partnership loans. For each debt to be discharged, please set forth the interest rate and maturity of such indebtedness. See Instruction 4 to Item 504 of Regulation S-K. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
66

5. We note your disclosure that as a result of the termination of the merger agreement with
         Alberton, you do not anticipate that you will be able to collect any of the loans that were granted to Alberton and Alberton's sponsor, and that you anticipate recognizing an impairment in the full amount of these loans in the first quarter of 2022. We further note your disclosure on page F-64 that because the merger has been terminated, you will
 David Hsu
SolarMax Technology, Inc.
June 9, 2022
Page 3
         provide for a reserve for the loans to Alberton's sponsor and to Alberton for approximately
         $2.3 million and will expense approximately $1.0 million in capitalized costs related to the merger in the second quarter of 2022. Please clarify the inconsistency between both disclosures.
Liquidity and Capital Resources, page 78

6. We note your disclosure on page 84 that you believe that the anticipated cash available at the effective time of the offering, together with cash generated by your operations and available credit facilities should enable you to meet your cash requirements for at least the twelve months from the effective time of the offering. Please address the following:
             We note your history of negative cash flows from operating activities. Please tell us and revise your filing to clarify, if applicable, that you may continue to have negative cash flows from operating activities for the twelve months from the effective time of the offering.
             With regards to your disclosure of available credit facilities, we are unable to locate your disclosure of such facilities in your filing. Please revise or advise.
             To the extent you are primarily relying on the proceeds from this offering to meet your liquidity needs, please clearly disclose this fact or advise.
Business, page 93

7. Please revise the disclosure on page 97 to clarify the contingent liability relating to the debt settlement agreement.
Management, page 126

8. For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. See
         Item 401(e)(1) of Regulation S-K.
Summary Compensation Table, page 128

9. We note the disclosure on page 129 that you have a 2017 employment agreement with Mr.
         Brown that provides for an annual salary of $350,000. We note the summary
         compensation table for 2020 reflects a salary of $308,437. Please reconcile or advise.
Director
FirstNameCompensation,
           LastNameDavid pageHsu
                               131
Comapany
10.        NameSolarMax
       Please                Technology,
              include all of your         Inc.
                                  non-management directors in the directors'
compensation table.
June 9,See
       2022Item 401(r)(2)(i)
             Page  3          of Regulation S-K.
FirstName LastName
 David Hsu
FirstName  LastNameDavid
SolarMax Technology, Inc. Hsu
Comapany
June 9, 2022NameSolarMax Technology, Inc.
June 9,
Page 4 2022 Page 4
FirstName LastName
Articles of Incorporation and Bylaw Provisions, page 137

11. We note the disclosure on page 137 that "Our bylaws also provide that any person who acquires equity in us shall be deemed to have notice and consented to the forum selection provision of our bylaws, which require actions to be brought only in state count in Clark
         County, Nevada." Please reconcile with the bylaws filed as Exhibit 3.2, which designate a state or federal court located in the City and County of Riverside, California as the exclusive forum. We also note the disclosure indicates that the forum selection
         provision in the company   s bylaws does not apply to claims brought
under the Securities
         Act or the Securities Exchange Act. Please revise the bylaws consistent with the disclosure or advise.
        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      Asher Levitsky